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                                                                SUB-ITEM 77Q1E

                       APPROVAL OF INVESTMENT ADVISORY AND
                             SUB-ADVISORY AGREEMENTS

          The Board of Trustees (the Board) of Invesco Insured Municipal Securities (the Trust) is required under the Investment Company Act of 1940 to approve the Trust's investment advisory agreements. At various meetings of the Board held during the third and fourth quarters of 2009 and early 2010, the Board as a whole and the disinterested or "independent" Trustees, voting separately, approved (i) a new investment advisory agreement with Invesco Advisers, Inc. (Invesco Advisers), (ii) a new Master Intergroup Sub-Advisory Contract for Mutual Funds (the sub-advisory contracts and together with the investment advisory agreement with Invesco Advisers, the new advisory agreements) with Invesco Asset Management Deutschland GmbH, Invesco Asset Management Limited, Invesco Asset Management (Japan) Limited, Invesco Australia Limited, Invesco Hong Kong Limited, Invesco Senior Secured Management, Inc. and Invesco Trimark Ltd. (collectively, the Affiliated Sub-Advisers), and (iii) the appointment of Invesco Advisers as investment adviser and the Affiliated Sub-Advisers as investment sub-advisers to the Trust. In doing so, the Board determined that the new advisory agreements will enable shareholders of the Trust to obtain high quality services at a cost that is appropriate, reasonable and in the best interests of the Trust and its shareholders and that the compensation to Invesco Advisers and the Affiliated Sub-Advisers under the Trust's new advisory agreements is fair and reasonable. The new advisory agreements were approved to become effective upon approval by the shareholders of the Trust and closing of a transaction between Morgan Stanley and Invesco Ltd. (Invesco) under which Invesco acquired the retail mutual fund assets of Morgan Stanley (the Acquisition).

THE BOARD'S TRUST EVALUATION PROCESS

In reaching their decision, the Board requested and obtained information from Morgan Stanley, Invesco Advisers and Invesco, including information obtained during various meetings with Senior Management at Invesco, as they deemed reasonably necessary to evaluate the new advisory agreements for the Trust. In considering the Trust's new advisory agreements, the Board evaluated a number of factors and considerations listed below that they believed, in light of their own business judgment, to be relevant to their determination.

     1. The Board considered the reputation, financial strength and resources of Invesco, one of the world's leading independent global investment management firms, the strength of Invesco's resources and investment capabilities and the client-focused shareholder services offered by Invesco.

     2. The Board discussed the challenges of positioning the Trust on a common operating platform with Invesco, with particular emphasis on ensuring portfolio management operations properly migrate to Invesco as part of the Acquisition, to ensure uninterrupted services for shareholders and the opportunity for the portfolio management of the Trust to recognize savings from economies of scale when such savings occur.

     3. The Board noted the continuity of key investment management personnel that would manage the Trust upon consummation of the Acquisition, specifically noting that, with respect to the Trust, the persons responsible for the portfolio management of the Trust are expected to remain the same
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     except that Neil Stone will not continue as a portfolio manager of the
     Trust. The Board discussed at length the effect of this change on the Trust.

     4. The Board noted that entering into the sub-advisory contracts would provide Invesco Advisers with increased flexibility in assigning portfolio managers to the Trust and would give the Trust access to portfolio managers and investment personnel located in other offices, including those outside the United States, who may have more specialized expertise on local companies, markets and economies or on various types of investments and investment techniques.

     5. The Board noted that, pursuant to the sub-advisory contracts, Invesco Advisers would pay all of the sub-advisory fees of the Affiliated Sub-Advisers out of its management fees.

     6. The Board noted the undertaking by Invesco and Morgan Stanley or their respective affiliates to assume all of the costs of the Acquisition, including the cost of obtaining the shareholder approvals discussed above. The Board noted that Invesco Advisers would provide a two-year contractual guaranty to limit the total expense ratio of the Trust to the Trust's total expense ratio prior to the Acquisition. In determining the obligation to waive advisory fees and/or reimburse expenses, the following is not taken into account: (i) interest, (ii) taxes, (iii) dividend expense on short sales, (iv) extraordinary or non-routine items, and (v) expenses that the Trust has incurred but did not actually pay because of an offset arrangement. During the Board's extensive review process, the Board, including the independent Trustees, considered, among other things, the following factors: the terms and conditions of the new advisory agreements, including the differences from the advisory agreement with Morgan Stanley affiliates; and the nature, scope and quality of services that Invesco Advisers and its affiliates are expected to provide to the Trust, including sub-advisory services and compliance services. The Board evaluated all information available to them on a trust-by-trust basis, and their determinations were made separately in respect of the Trust. The Board also based their decisions on the following considerations, among others, although they did not identify any consideration that was all important or controlling of their discussions, and each Trustee attributed different weights to the various factors.

          A. Nature, Extent and Quality of Services. The Board reviewed and considered the nature and extent of the investment advisory services to be provided by Invesco Advisers and the Affiliated Sub-Advisers under the new advisory agreements, including portfolio management, investment research and fixed income securities trading. The Board also reviewed and considered the nature and extent of the non-advisory, administrative services to be provided by Invesco Advisers under the Trust's administration agreement, including accounting services and the provision of supplies, office space and utilities at Invesco Advisers' expense. The Board was advised that there was no expected diminution in the nature, quality and extent of services provided to the Trust's shareholders.

          The Board reviewed and considered the qualifications of the portfolio managers who are expected to continue as portfolio managers, noting the one portfolio manager who would not continue to manage the Trust as a result of the new advisory agreements, and the senior administrative managers and other key personnel of Invesco Advisers or its affiliates who will provide the advisory and administrative services to the Trust.

          B. Performance, Fees and Expenses of the Trust. The Board noted that Invesco Advisers and the Affiliated Sub-Advisers had not yet begun providing services to the Trust and, therefore, concluded that performance was not a factor they needed to address with respect to


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          the approval of the new advisory agreements. They also considered that management fees would not increase under the new advisory agreements and that Invesco Advisers would pay the fee under the sub-advisory contract out of its management fees. Furthermore, the Board considered that Invesco Advisers would provide a two-year contractual guaranty to limit the total expense ratio of the Trust to the Trust's total expense ratio prior to the Acquisition.

          C. Economies of Scale. The Board considered the benefits that the shareholders of the Trust would be afforded as a result of anticipated economies of scale.

          D. Other Benefits of the Relationship. The Board considered other benefits to Invesco Advisers and its affiliates that may be derived from their relationship with the Trust and other funds advised by Invesco Advisers.

          E. Resources of the Adviser. The Board considered whether Invesco Advisers and the Affiliated Sub-Advisers were financially sound and had the resources necessary to perform their obligations under the new advisory agreements, noting assurances that Invesco Advisers and the Affiliated Sub-Advisers had the financial resources necessary to fulfill their obligations under the new advisory agreements and the benefits to the Trust of such a relationship.

          F. General Conclusion. After considering and weighing all of the above factors, the Board, including the independent Trustees, unanimously concluded that it would be in the best interest of the Trust and its shareholders to approve the new advisory agreements with respect to the Trust. In reaching this conclusion, the Board did not give particular weight to any single factor referenced above. The Board considered these factors over the course of numerous meetings, some of which were in executive session with only the independent Trustees and their counsel present.


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